SECI 09059976 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 NW 72nd Street, Suite 301
(No. and Street)

Gladstone (City) MO (State) 64118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Wolfe III (816)454-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City) KS (State) 66219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Wolfe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERYL STIGALL
Notary Public-Notary Seal
STATE OF MISSOURI
Clay County
My Commission Expires Sept. 25, 2012
Commission # 08482467

[signature]
Signature

[signature]
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT MANAGEMENT SERVICES, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Investment Management Services, Inc.
Gladstone, Missouri

We have audited the accompanying balance sheets of Investment Management Services, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Co.

January 20, 2009

INVESTMENT MANAGEMENT SERVICES, INC.

BALANCE SHEETS
DECEMBER 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 11,474	$ 17,576
Deposits with clearing organization	25,000	25,000
Accounts receivable	2,563	5,444
Interest receivable	41	98
Refundable income taxes		1,125
Other receivables	183	63
Total current assets	$ 39,261	$ 49,306

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,847	$ 3,573
Other current liabilities	13	149
Total current liabilities	1,860	3,722
STOCKHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 150,000 shares authorized, no shares issued and outstanding		
Common stock, $.01 par value, 1,000,000 shares authorized, 349,629 shares issued and outstanding	3,496	3,496
Additional paid-in capital	329,931	329,931
Retained deficit	(284,692)	(276,509)
Treasury stock, at cost	(11,334)	(11,334)
	37,401	45,584
	$ 39,261	$ 49,306

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
REVENUES		
Net commissions from security transactions	$ 41,096	$ 43,988
OPERATING EXPENSES		
Personnel costs	21,156	24,122
Rent	7,740	8,347
Insurance	1,791	359
Telephone	219	156
Office expense	1,849	3,076
Professional fees	5,418	2,275
Postage	2,510	1,734
Regulatory costs	4,653	3,564
Quotes	2,640	2,760
Depreciation		-
Bad debt expense		5,591
Other	1,889	3,229
	49,865	55,213
NET LOSS FROM OPERATIONS	(8,769)	(11,225)
OTHER INCOME (EXPENSES)		
Interest income	586	1,084
Other income		35,007
Gain on sale of NASDAQ warrants	0	-
	586	36,091
NET INCOME BEFORE INCOME TAX	$ (8,183)	24,866
INCOME TAX EXPENSE		(1,875)
NET INCOME BEFORE INCOME TAX	$ (8,183)	$ 22,991

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net income	$ (8,183)	$ 22,991
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation		
Changes in operating assets and liabilities:		
Accounts receivable	2,881	(1,758)
Other assets	1,062	4,766
Accounts payable and accrued expenses	(1,862)	245
Cash provided by operating activities	(6,102)	26,244
FINANCING ACTIVITIES		
Redemption of preferred stock		(11,755)
Cash used in financing activities		(11,755)
NET CHANGE IN CASH	(6,102)	14,489
CASH, BEGINNING OF YEAR	17,576	3,087
CASH, END OF YEAR	$ 11,474	$ 17,576

See notes to financial statements.

INVESTMENT MANAGEMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2008 and 2007

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Deficit	Treasury Stock	Total
BALANCES, DECEMBER 31, 2006	$ 3,496	$ 11,755	$ 329,931	$ (299,500)	$ (11,334)	$ 34,348
Retirement of preferred stock		(11,755)				(11,755)
Net income				22,991		22,991
BALANCES, DECEMBER 31, 2007	$ 3,496	$	$ 329,931	$ (276,509)	$ (11,334)	$ 45,584
Retirement of preferred stock						
Net income				(8,183)		(8,183)
BALANCES, DECEMBER 31, 2008	$ 3,496	$	$ 329,931	$ (284,692)	$ (11,334)	$ 37,401

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Investment Management Services, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred.

   f. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

4. INCOME TAXES

As of December 31, 2008, the Company had available approximately $8,100 of unused net operating loss carryforwards for regular tax purposes that will expire in 2023 if not used. The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $3,200 at December 31, 2008 and valuation allowance of the same amount was recorded at December 31, 2008 to reduce the net deferred tax asset to zero.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had allowable net capital of $37,177 and $44,298 which was in excess of its required net capital of $5,000.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2008; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

NET CAPITAL

Total Stockholder's Equity	$ 37,401
Less Non-Allowed Assets:	
Other assets	(224)
Net Capital	$ 37,177

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 1,847
Other current liabilities	13
Total Aggregate Indebtedness	$ 1,860
Ratio of aggregate indebtedness to net capital	0.05 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$32,177

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report – As Amended	$ 32,177
Difference – None	0
Net Capital reported above	$ 32,177

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule II

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

INVESTMENT MANAGEMENT SERVICES, INC.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

INVESTMENT MANAGEMENT SERVICES, INC.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
December 31, 2008

The Company is exempted under Rule 15c3-3(k)(2)(i).

* * * * *

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5 (g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
Investment Management Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Management Services, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 20, 2009